UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

The ExOne Company

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

302104104

(CUSIP Number)

S. Kent Rockwell

960 Penn Avenue

Pittsburgh, PA 15222

(412) 281-4620

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 302104104

1	NAMES OF REPORTING PERSONS. S. Kent Rockwell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON IN

Explanatory Note

This Amendment No. 6 (this “Amendment”) amends and supplements the statement on Schedule 13D originally filed by S. Kent Rockwell (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on January 20, 2016, as amended on November 12, 2019, as further amended on August 18, 2020, as further amended on September 8, 2020 as further amended on January 14, 2021 and as further amended on March 12, 2021 (the “Original Schedule 13D”), and relates to the common stock, $0.01 par value per share (the “Shares”), of The ExOne Company (the “Issuer”). This Amendment to the Original Schedule 13D constitutes an exit filing for the Reporting Person.

Item 4.	Purpose of the Transaction.

Item 4 is hereby supplemented by adding the following:

On November 12, 2021, the Issuer was acquired by Desktop Metal, Inc., a Delaware corporation (“Desktop Metal”), pursuant to that certain Agreement and Plan of Merger, dated August 11, 2021, by and among the Issuer, Desktop Metal, Texas Merger Sub I, Inc., a wholly owned subsidiary of Desktop Metal, and Texas Merger Sub II, LLC, a wholly owned subsidiary of Desktop Metal (the “Merger Agreement”, and such transaction, the “Merger”). The Merger is more fully described in the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission on October 8, 2021. In accordance with the terms of the Merger Agreement, each share of the Issuer’s common stock was exchanged in the Merger for 2.1416 shares of Desktop Metal Class A common stock plus $8.50 in cash (together, the “Merger Consideration”). As a result, each of the shares of the Issuer beneficially owned by the Reporting Person were cancelled in exchange for Merger Consideration.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b), (c) and (e) are each hereby supplemented by adding the following:

By virtue of the Merger, as of November 12, 2021, the Reporting Person no longer beneficially owned shares of the Issuer. As a result, this Amendment to the Original Schedule 13D constitutes an exit filing for the Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2021

/s/ S. Kent Rockwell
S. Kent Rockwell